Exhibit 99.(a)(1)(M)

To:	[Employee Name]
From:	Ruchita Singhal
Subject:	Tender Offer Informational Meeting

Last Friday, December 1, 2006, you received an e-mail notifying you of a tender offer from Conor offering you the opportunity to amend the terms of certain eligible stock options to avoid the potential tax impact of Section 409A of the Internal Revenue Code. To help explain the tender offer and the potentially adverse tax impact of Section 409A and to answer questions you may have, a representative from Conor’s outside law firm, Cooley Godward Kronish LLP, will be presenting two identical informational sessions in the main Conor breakroom on Friday, December 8, 2006, starting at 1:00 p.m. and 1:45 p.m. Please plan to attend one of the information sessions.

If you believe you have not received the necessary documentation in connection with the tender offer, or if you have any questions about the documentation you have received, please contact me via e-mail or at (650) 614-4115.

CIRCULAR 230 DISCLAIMER

The following disclaimer is provided in accordance with the IRS’s Circular 230 (21 CFR Part 10). Any tax advice contained in this email is intended to be preliminary, for discussion purposes only, and not final. Any such advice is not intended to be used for marketing, promoting or recommending any transaction or for the use of any person in connection with the preparation of any tax return. Accordingly, this advice is not intended or written to be used, and it cannot be used, by any person for the purpose of avoiding tax penalties that may be imposed on such person.